Exhibit 99.1

Docebo Inc. Announces Results of its Substantial Issuer Bid

TORONTO, ONTARIO – March 11, 2026 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”), a AI workforce readiness platform that connects skills intelligence, learning execution, and measurable outcomes, announced today the results of its substantial issuer bid (the “Offer”) to repurchase for cancellation up to US$60,000,000 of its outstanding common shares (the “Common Shares”) at a price of US$20.40 per Common Share. The Offer expired at 5:00 p.m. (Eastern Time) on March 10, 2026.

All of the terms and conditions of the Offer have been complied with or waived and, based on a preliminary count by TSX Trust Company (the “Depositary”), a total of 3,810,842 Common Shares were properly tendered to the Offer. Accordingly, the Company expects to take up and purchase for cancellation 2,941,176 Common Shares at a purchase price of US$20.40 per Common Share, for aggregate consideration of US$60,000,000. The Common Shares expected to be purchased under the Offer represent approximately 10.2% of the issued and outstanding Common Shares on a non-diluted basis as of February 1, 2026, the date the terms of the Offer were publicly announced. After giving effect to the Offer, approximately 25,819,890 Common Shares are expected to be issued and outstanding.

As the Offer was oversubscribed and there were a number of “odd lot” tenders (which are purchased on a priority basis and not subject to pro ration), shareholders are expected to have approximately 74.52% of their successfully tendered Common Shares purchased by the Company (other than “odd lot” holders).

Intercap Inc. (“Intercap”), which beneficially owned 16,285,964 Common Shares prior to the Offer, representing approximately 56.6% of the Company’s issued and outstanding Common Shares, is expected to have 372,612 Common Shares acquired under the Offer (after taking into account pro ration). Accordingly, following the Offer, Intercap is expected to beneficially own 15,913,352 Common Shares, representing approximately 61.6% of the Company’s issued and outstanding Common Shares. No other directors or officers tendered Common Shares pursuant to the Offer.

The number of Common Shares to be purchased under the Offer is preliminary, subject to verification by the Depositary and assumes that all Common Shares tendered through notices of guaranteed delivery will be delivered within the one trading day settlement period.

The full details of the Offer are described in the offer to purchase and issuer bid circular dated February 1, 2026, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Information

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including, without limitation, purchases of Common Shares tendered under the Offer and Intercap’s expected ownership following the Offer.

This forward-looking information is based on our opinions, estimates and assumptions and there is no assurance that any Common Shares will be purchased under the Offer. Although the Company considers such opinions, estimates and assumptions to be appropriate and reasonable as of the date of this press release, they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including those factors discussed in greater detail under the “Risk Factors” section in our Annual Information Form, available free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and should be considered carefully by prospective Investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward- looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

About Docebo

Docebo is redefining how enterprises build human capability at scale. Our AI workforce readiness platform connects skills intelligence, learning execution, and measurable outcomes in a single closed loop, giving organizations the tools to close skills gaps, develop talent, and perform at their best in an AI-driven world.

Learn why businesses around the world love Docebo by visiting our customer stories page.

For further information, please contact:

Mike McCarthy

Vice President – Investor Relations

(214) 830-0641

mike.mccarthy@docebo.com